January 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pattern Energy Group Inc. Amendment No. 1 Confidential Draft Registration Statement on Form S-1 Submitted December 31, 2012 CIK No. 0001561660

Dear Mr. King:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Confidential Submission Amendment No. 2”) to the above-captioned Confidential Draft Registration Statement on Form S-1 of the Company originally submitted to the Commission on November 13, 2012, as amended by Confidential Submission Amendment No. 1 submitted to the Commission on December 31, 2012 (collectively, the “Registration Statement”).

Confidential Submission Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, dated January 16, 2013, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Confidential Submission Amendment No. 2, marked to show changes against Confidential Submission Amendment No. 1, in the traditional non-EDGAR format to each of Mr. Scott Anderegg and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission Amendment No. 2.

January 28, 2013

General

1.	We note your response to comment 1 in our letter dated December 13, 2012. Please provide us with your analysis as to why each of the various non-convertible debt transactions referred to in your response did not involve the issuance of a security, as that term is defined in Section 2(a)(1) of the Securities Act of 1933, as amended. In your response, for convenience, you may wish to address two or more of the same types of transactions together, but please address different types of transactions (e.g., sale and leaseback transactions and third-party loans) separately. Please refer to Reves v. Ernst & Young, 494 U.S. 56 (1990). In addition, regarding sale and lease back transactions, please refer to Question 201.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.

Response:

The Company notes the Staff’s comment and advises the Staff that it qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) because it believes that none of the Company’s debt transactions involved the issuance of a “security” as defined by the Securities Act.

The Company’s project-level subsidiaries have employed two types of debt financing transactions. Each of the Company’s Gulf Wind, St. Joseph, Spring Valley, Santa Isabel, Ocotillo and Hatchet Ridge projects utilized traditional commercial loans to finance construction and/or maintenance and operation of each wind power project’s assets (each, a “Project Loan” and, together, the “Project Loans”). The Company’s Hatchet Ridge project utilized a sale-leaseback financing structure (the “Sale-Leaseback Loan”) to refinance its initial Project Loan. Since January 1, 2009, the Project Loans and Sale-Leaseback Loan represented approximately $1.3 billion and $280 million, respectively, of the Company’s approximately $1.6 billion in proceeds from the incurrence of debt.

In determining whether an instrument commonly denominated a “note” is a “security,” the Supreme Court in Reves1 indicated that the decision should be made by assessing: (i) the transaction to determine the motivations that would prompt a reasonable seller and buyer to enter into it; (ii) the “plan of distribution” of the instrument to determine whether it is an instrument in which there is common trading for speculation or investment; (iii) the reasonable expectations of the investing public and (iv) whether factors significantly reduce the risk of the instrument and thereby render the protections provided by the Securities Act unnecessary. The Company believes that based on these assessments and under case law developed in the wake of Reves, neither the Project Loans nor the Sale-Leaseback Loan constitute securities.

[1]	494 U.S. 56 (1990).

January 28, 2013

Each Project Loan was incurred pursuant to a traditional commercial term loan credit facility with sophisticated commercial banks or other entities in the business of making project finance loans or, in one case, an entity with an interest in facilitating the sale of power by the Company’s project-subsidiary. The Project Loans are entered into by the Company’s project-level subsidiaries for the specific purpose of financing the construction and/or maintenance and operation of their wind power projects. The Project Loans are the subject of extensive negotiations between the lenders and the Company, and the Project Loan lenders conduct extensive project-specific diligence prior to entering into the loans. These interest-bearing loans are generally secured on a first-lien basis by substantially all of the assets of the applicable project subsidiary and contain negotiated negative covenants specific to the project subsidiary that restrict the subsidiary from, among other things, incurring additional indebtedness, granting liens, disposing of assets, transferring ownership, changing its line of business or making cash distributions. As a result of these contractually negotiated protections, the Company submits that the Project Loan lenders had no expectation that the loans were afforded the protections of the securities laws. The Project Loans also contain specifically negotiated terms relating to the lenders’ ability to assign its interests under the Project Loans to third parties and, to the Company’s knowledge, none of the lenders of the Project Loans has assigned its interests therein to date.

The Company also does not believe that the Project Loans constitute securities under the case law developed under Reves. Since Reves, other federal courts have continually held that the economic realities, and not the name,2 of a particular instrument or transaction is determinative of whether such instrument or transaction is a security for purposes of the Securities Act.3 In assessing such economic realities, these courts4 have clearly distinguished an instrument evidencing indebtedness entered into in connection with a commercial transaction (e.g., a promissory note or construction loan) from a “security,” namely an instrument issued in connection with “the investment of money in a common enterprise with profits to come solely from the efforts of others.”5 In particular, through a series of cases, the Fifth Circuit has continually held that “ … ordinary course commercial notes secured by a pledge of collateral are not securities within the meaning of the Securities Act and the Exchange Act.”6 Similarly, in Amfac Mortgage Corp. v. Arizona Mall of Tempe, Inc.,7 the Ninth Circuit held that a secured promissory note given for a construction loan to finance a shopping center was not a security.

[2]	In United Housing Foundation, Inc. v. Forman 421 U.S. 837, 851 (1975), the Supreme Court held that the name given to an instrument is not dispositive as to whether it is a security. However, the Court further stated that the name of an instrument may be a factor in deciding whether an instrument is a security. Specifically, the Court indicated that when the instruments involved are characterized in the manner whereby the securities laws usually come into play, instrument’s name may play a role in assessing whether the parties believed that the transaction was covered by the securities laws. The Company advises the Staff that all of the Project Loans were characterized as loans under all of the related agreements.
[3]	See Reves at 61; and Manchester Bank v. Connecticut Bank & Trust Co., 497 F. Supp. 1304 (D.N.H. 1980).
[4]	See Banco Espanol de Credito v. Security Pac. Nat’l Bank, 973 F.2d 51, 55-56 (2d Cir. 1992); and Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984).
[5]	See SEC v. W.J. Howey Co. 328 U.S. 293, 300 (1946).
[6]	See United American Bank v. Gunter, 620 F.2d 1108, 1115 (5th Cir.1980).
[7]	583 F.2d 426, 434 (9th Cir. 1978) (the Ninth Circuit notably stated that “The ‘economic realities’ of this transaction all lead to the conclusion that the promissory note given to Amfac was not a security. Amfac was not making an investment of risk capital subject to the managerial or entrepreneurial efforts of Arizona Mall. Amfac was making a construction loan to finance a shopping center. A note given to a lender in the course of a commercial financing transaction is not a security within the meaning of the federal securities laws. If we were to ‘expand the reach of those acts to ordinary commercial loan transactions,’ the purpose behind those laws would be distorted.”).

January 28, 2013

The Company respectfully submits that the Project Loans are instruments evidencing indebtedness entered into in connection with a commercial transaction referenced by Reves v. Ernst & Young and its progeny and, therefore, are not “securities” under Section 2(a)(1) of the Securities Act because the Project Loans: (i) are limited recourse, interest-bearing instruments with a fixed principal amount and maturity date; (ii) are not intended to “raise money for the general use” of the Company’s business, but instead to advance a discrete commercial purpose, to finance the construction and/or maintenance and operation of a singular power project;8 and (iii) were negotiated on a project-by-project basis with a small number of sophisticated parties who negotiated contractual protections in respect of the principal amount of the loans and, therefore, had no expectation that the Project Loans were securities nor that the loans should be afforded the protections of the federal securities laws.9

The Company further submits that the Sale-Leaseback Loan is also not a “security” as defined by the Securities Act. In accordance with ASC 840, Leases, the Company accounts for the Sale-Leaseback Loan as a financing transaction. The primary obligation of the Company’s subsidiary under the Sale-Leaseback Loan is to make fixed lease payments to the owner of the project, with such payments being secured by the subsidiary’s related contractual rights and cash deposits. The agreements governing the Sale-Leaseback Loan contain a broad range of covenants that, subject to certain exceptions, restrict the subsidiary’s ability to incur debt, grant liens, sell or lease assets, transfer equity interests, dissolve, pay distributions and change its business. Accordingly, the Company submits that the Sale-Leaseback Loan is not a “security” as defined by the Securities Act because: (i) the related transaction between the Company’s subsidiary and the project owner most closely resembles a commercial lease and, as a result, the lessors could not have had a reasonable expectation that the Sale-Leaseback Loan should be afforded the protections of the federal securities laws; (ii) the lease payments are fixed and secured by the assets of the subsidiary (i.e., the lessors have no reasonable expectation of profits beyond the negotiated payments); and (iii) the transaction was entered into by the Company’s subsidiary for a discrete commercial purpose, to enable the subsidiary to operate the Hatchet Ridge project and sell power under its related power purchase agreements.

The Company also advises the Staff that the “lease notes” referenced on page 135 of Confidential Submission Amendment No. 2 were sold by the purchaser of the Hatchet Ridge project in connection with the Sale-Leaseback Loan and, therefore, were not issued by the Company’s Hatchet Ridge subsidiary.

[8]	See Reves at 66 (the Court notes states that “[i]f the seller’s purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a “security.” If the note is exchanged to facilitate . . . some other commercial or consumer purpose, on the other hand, the note is less sensibly described as a ‘security.’”)
[9]	See Marine Bank v. Weaver, 455 U.S. 551, 559 (1982) (the Court determined that a contract providing for the pledge of a certificate of deposit to guarantee a business loan in exchange for profits from the business and rights to veto future borrowing was “not the type of instrument that comes to mind when the term ‘security’ is used and does not fall within ‘the ordinary concept of a security’” because the “unique agreement [was] negotiated one-on-one by the parties,” “not designed to be traded publicly” and the parties “distributed no prospectus.”)

January 28, 2013

Meaning of Certain References, page iv

2.	We note your disclosure of the definition of your “operating projects” on page iv. As it appears that a defined name is utilized for each project, please define each project and its form of organization.

Response: The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on page iv of Confidential Submission Amendment No. 2.

Market Opportunity, page 4

3.	We note your response to comment 6 in our letter dated December 13, 2012. We also note that you have provided support for most of your statements. However, using the numbering system you provided in your support documentation, please provide us with the actual CAGR calculation based on the data submitted for items 1, 11, 12 14, 15, 18, 39 and 62. With regard to item 23, while we note your supporting reference materials for extreme temperatures, we could not find any support for the two other contributing factors mentioned in the disclosure, population growth and improving economy. Please provide this data or restate the disclosure as management’s opinion. Also, with regard to item 58, page 27 of Tab 2 is missing from the materials submitted. Please submit this supporting material so we may review it. Finally, with regard to item 84, we could not find the support for the Prince Edward Island statement “double its RPS to 30% of net electricity generation from renewable energy for 2013.” Please either direct us to the specific support document page and paragraph, submitted supporting documentation or delete the disclosure.

Response: The Company notes the Staff’s comment and advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, the information requested by the Staff.

Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and 2014, page 48

4.	We assume that this information was presented as a support for your anticipated distributions. With a view toward disclosure, please tell us how you will calculate the exchange rate to convert the aggregate annual dividend to U.S. dollars at the bottom of page 48 as your dividends will be paid in Canadian dollars over the course of the year.

Response: The Company notes the Staff’s comment and advises the Staff that it has disclosed on page 55 of Confidential Submission Amendment No. 2, under the heading “—Forecast Limitations, Assumptions and Other Considerations—Exchange Rates,” the assumption that the exchange rate between the U.S. dollar and Canadian dollar will remain consistent at C$1.00:US$1.00 throughout the forecast periods.

January 28, 2013

Unaudited Pro Forma Financial Data, page 58

5.	We note your response to comment 12 in our letter dated December 13, 2012. Please explain to us in further detail how you will control Gulf Wind. Please cite the appropriate paragraphs of ASC 810 supporting your use of the Voting Interest model. Please also help us understand the significance of being a managing member within the context of the Voting Interest model. In this regard, an overview of the state law governing such entities may be useful to our understanding. Additionally, please reconcile the Gulf Wind ownership percentages disclosed on pages 140 and 141 with those presented within footnote (1) on page 59.

Response:

The Company notes the Staff’s comment and advises the Staff that the following paragraphs of ASC 810-20-25, Consolidation, Control of Partnerships and Similar Entities, Recognition, were used to evaluate our decision to consolidate Gulf Wind:

a.	ASC 810-20-25-3, “The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.”

b.	ASC 810-20-25-5, “the assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either the following:

o	The substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause.

o	Substantive participating rights.”

The Company reviewed those paragraphs, in conjunction with ASC 810-20-55, Consolidation, Control of Partnerships and Similar Entities, Implementation Guidance and Illustrations, paragraphs 1 to 9, and the Amended and Restated Limited Liability Company Agreement of Pattern Gulf Wind Holdings LLC (the “LLC Agreement”), to reach its conclusion that the non-managing members of Pattern Gulf Wind Holdings LLC (“Pattern Gulf Holdings”) do not have the substantive ability to dissolve the partnership nor does the non-managing member have substantive participating rights.

Pursuant to the LLC Agreement, the management of Pattern Gulf Holdings is fully vested in the managing member (the “Managing Member”). The Company has disclosed on page 141 of Confidential Submission Amendment No. 2 that one of its subsidiaries will be the Managing Member. The significance of being the Managing Member is that the Managing Member has control over management of the day to day operations of Pattern Gulf Holdings while the non-managing members have only passive, limited rights. The Managing Member acts as the Management Committee.

January 28, 2013

In the context of state law, the LLC Agreement is governed by Delaware law. In particular, Section 18-402 of the Delaware Limited Liability Company Act grants the members the authority to enter into contractual arrangements with respect to management of limited liability companies, including the rights of the members to vest management with one member. The management arrangements in the LLC Agreement are consistent with usual and customary tax equity partnership transactions in which Class A Members, who are passive investors, grant the management rights to the Class B Member, as more fully described on page 141 of Confidential Submission Amendment No. 2.

The Company notes the Staff’s request for a reconciliation of the Gulf Wind ownership percentages and advises the Staff that it has clarified its description of the Class A Member interest that was sold to the Class A Member on page 140 of Confidential Submission Amendment No. 2, as well as its description of the percentage interests in Gulf Wind shown on pages 14, 59 and 60 of Confidential Submission Amendment No. 2. As indicated on the amended pages, the Company advises the Staff that (i) percentage interests shown on page 14, 59 and 60 relate to the cash flow interests disclosed on page 141 and (ii) the ownership percentage shown on page 140 (46%) relates to the agreed fair value of the interest acquired by MetLife Capital, after taking into account the variable interests in cash distributions and tax items of the Gulf Wind tax equity partnership, as described on page 141 of Confidential Submission Amendment No. 2.

Note 10. Income Taxes, page F-30

6.	We note your response to comment 38 in our letter dated December 13, 2012. We are not sure of the significance of your statement that “…Pattern...is a US C Corporation and that it is now and will continue to be taxable following the Contribution Transactions.” As the operations of Pattern Energy Group Inc. subsequent to the Contribution Transactions will be substantially comprised of the operations of the entities included in Predecessor 1, please explain in detail why you do not believe it is appropriate to present a pro forma tax charge on the face of the historical income statement(s) to reflect the U.S. taxes that would have been applicable had the Predecessor been under the umbrella of a C Corporation as of January 1, 2011. Please ensure your response fully addresses why your situation is not in-substance analogous to the situation where the operations of a conduit entity with no tax provision are subsequently placed under a taxable entity.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added disclosure on pages 59 and 60 of Confidential Submission Amendment No. 2 where it intends, prior to the effectiveness of the Registration Statement, to adjust the Article 11 pro forma statements to reflect the pro forma income tax impact of the Contribution Transactions and being a taxable entity. The Company has revised the pro forma financial statements on pages 59 and 60 to illustrate its planned presentation. The pro forma tax adjustments will be made once the tax basis attributable to the Contribution Transactions is determinable. Since there are other adjustments included in the pro forma statements, and the conversion to a taxable entity is

January 28, 2013

directly attributable to the Contribution Transactions, the Company believes that presentation of the referenced pro forma adjustments on pages 59 and 60 of Confidential Submission Amendment No. 2, rather than on the face of the Predecessor’s financial statements, will be most useful to investors. Following the Contribution Transactions, in accordance with guidance in the Financial Reporting Manual – Division of Corporation Finance, paragraph 3410, the Company will present pro forma income tax adjustments on the face of the statement of operations for comparable historical interim periods.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Kirk A. Davenport II, at (212) 906-1284 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,
/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP